YANZHOU COAL MINING COMPANY LIMITED

Address : 298 Fushan South Road, Zoucheng, Shandong Province, China	Tel : (86) 537 5382319 Fax : (86) 537 5383311

September 7, 2016

VIA EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Dear Ladies and Gentlemen,

Re: Yanzhou Coal Mining Company Limited Form 20-F for the Year Ended December 31, 2015 Filed April 26, 2016 Response Dated August 8, 2016 (File No. 001-14714)

Yanzhou Coal Mining Company Limited (the “Company” or “we”) refers to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) dated August 22, 2016 (the “Comment Letter”) on its Annual Report on Form 20-F (the “Annual Report”). We have included the Staff’s comments in bold and numbered our responses accordingly.

Form 20-F for the Year Ended December 31, 2015

Item 4. Information on the Company

B. Business Overview, page 27

1.	We note your response to comment 2. Please file an amended filing with your proposed changes.

Response:

The Company has filed amended filing with the proposed changes.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Results of Operations

Segment Information, page 85

2.	The proposed revisions in your response do not appear to adequately address comment 6; thus, we reissue such comment. Please expand your discussion in future filings to describe the underlying drivers for the changes in the “segment results” measure between reporting periods for each of your segments. For example, the segment results measure for your Coal Mining Business decreased from RMB4,555,773,000 in 2014 to RMB2,302,929,000 in 2015 according to your disclosure in Note 6, Segment Information on pages F-48 through F-54 of your financial statements. If there are multiple drivers that are responsible for the changes in segment results, please discuss and quantify the effect of each driver that you have identified. Please provide your proposed revisions to the discussion of your results of operations for your segments for 2015 as compared to 2014 in your response.

Response:

In response to the Staff’s comment, the Company will revise its disclosure in the future as follows:

Under Item 5, OPERATING AND FINANCIAL REVIEW AND PROSPECTS, A. Operating Results, Segment Information, the following will be revised below the section of Coal Mining Revenue, Railway transportation, Methanol, electricity and heat supply business and added below the section of Methanol, electricity and heat supply business, respectively:

Coal mining revenue

Our revenue from coal mining segment (before unallocated corporate income and eliminations) decreased by RMB25,723.5 million, from approximately RMB58,997.0 million in 2014 to approximately RMB33,273.5 million in 2015, primarily due to the decrease in the sales volumes of our externally purchased coal products, which caused a decrease in revenue of RMB19,249.4 million, as well as a decrease in the average selling price of our coal products as a result of weak demand of coal products in the domestic and international markets, which caused a decrease in revenue of RMB6,414.0 million. In addition, we recorded a profit on share of associates of RMB661.0 million in our mining business in 2015 as compared to RMB304.9 million in 2014, primarily due to the increased profit recognized by Shaanxi Chemical. We recognized a loss on our share of joint ventures in mining businesses, which decreased from RMB320.8 million in 2014 to RMB170.5 million in 2015, primarily due to share of loss recognized by the joint venture operating Middlemount Coal Mine.

Our result from coal mining segment decreased by RMB2,252.9 million, from approximately RMB 4,555.8 million in 2014 to approximately RMB2,302.9 million in 2015, primarily due to revenue decreased by RMB25,723.5 million as discussed above as a result of decrease in coal price, weak demand for our coal products and also decrease in sales of externally purchased coal products. In addition, our wages and employee benefits decreased by RMB1,761.8 million from RMB6,405.2 million in 2014 to RMB4,643.4 million in 2015 due to headcount-cutting which partially offset the decrease in segment result. In 2015, we recorded impairment loss on goodwill of RMB326.9million for Wenyu Coal Mine, which was nil in 2014, primarily due to coal price decline significantly from the year 2014 to year 2015.

Railway transportation

Our revenue and result from railway transportation business segment (before unallocated corporate income and eliminations) remained relatively stable at RMB363.8 million and RMB6.8 million, respectively, in 2015 as compared to RMB447.8 million and RMB12.8 million, respectively, in 2014.

Methanol, electricity and heat supply business

Our revenue from methanol, electricity and heat supply business segment (before unallocated corporate income and eliminations) increased by RMB1,427.7 million, from RMB1,988.5 million in 2014 to RMB3,416.2 million in 2015. Our result from methanol, electricity and heat supply business segment increased by RMB282.1 million, from approximately RMB434.3 million in 2014 to approximately RMB716.4 million in 2015, primarily due to the increased profit recognized by Inner Mongolia Rongxin Chemicals Co., Ltd and Inner Mongolia Yize Mining Investment Co., Ltd, which commenced their operation of methanol production in 2015.

We incurred loss of RMB158.7 million from associates in the methanol, electricity and heat supply business segment, while we had a profit from associates in this segment of RMB5.7 million in 2014, primarily due to share the loss after dividend distribution.

Equipment manufacturing

In 2015, we acquired 100% of equity interest of Donghua Heavy Industry, which derived a new business segment that is mainly engaged in sales and production of mine equipment and electronic machinery. This segment contributed revenue (before unallocated corporate income and eliminations) of RMB760.2 million and result of RMB72.9 million in 2015.

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In addition to the above responses, as requested by the Commission, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find the above reply responsive and helpful. Please contact us if you have any questions regarding the above. Thank you in advance for you assistance in this matter.

Yours sincerely,

/S/ ZHAO Qingchun
ZHAO Qingchun, Chief Financial Officer Yanzhou Coal Mining Company Limited

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